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                                                                       Exhibit 2

[LOGO]
                                                  ADB Systems International Inc.
                                                  6725 Airport Road, Suite 201
                                                  Mississauga, ON L4V 1V2
                                     Tel: 905-672-7467 / Facsimile: 905-672-5705
                                                  Website: www.adbsys.com
                                                  (Nasdaq: ADBI, TSE: ADY)


For Immediate Release

                 ADB SYSTEMS ANNOUNCES Q1 2002 FINANCIAL RESULTS
       Grows revenue by 28%; generates substantial bottom-line improvement

TORONTO - April 24, 2002 - ADB Systems International Inc. (Nasdaq: ADBI, TSE:
ADY), a global provider of asset lifecycle management solutions, today announced financial results for its first quarter ended March 31, 2002. All figures are in Canadian dollars. As at March 31, 2002, the exchange rate was CDN $1.5958 to US$ 1.00.

Gross revenue in the first quarter was $1.49 million, an increase of 28 percent when compared to the $1.17 million achieved in the fourth quarter of 2001. Revenue was comprised of software license sales, service fees for software implementation, application hosting, support and training, and transaction fees from on-line activities performed for customers.

"We are very pleased with the results of this, our first full quarter operating as ADB Systems," said Jeff Lymburner, CEO of ADB Systems. "By surpassing our revenue expectations for two consecutive quarters and demonstrating continued bottom-line improvement we are building considerable momentum that we believe will deliver positive results for the Company well into the future."

ADB recorded a net loss for the period of $2.27 million or $0.06 per basic share, an improvement by 81 percent when compared to the net loss of $12.20 million or $.32 per basic share achieved in the fourth quarter of 2001.

ADB also reported a loss from operations of $2.27 million or $0.06 per basic share. This compares to an operating loss of $2.78 million or $0.07 per basic share in the fourth quarter of 2001. Operating loss is a non-GAAP earnings measure that may be calculated differently by other issuers. Operating loss is defined as net loss excluding restructuring costs and the effects of gains and losses from asset disposals, asset impairments and marketable securities.

As at March 31, 2002, ADB held cash and marketable securities totaling $2.61 million.

"Combined with the private equity placement of $1.1 million announced earlier today, we believe that our cash and marketable securities will sustain the Company's operations through 2002," Mr. Lymburner said.

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ADB announces Q1 results/2

In addition to its financial performance gains, the Company experienced a number of operating achievements in the quarter, including:

    o The Company signed an agreement with Halliburton Productos, the Brazilian affiliate of Halliburton, to provide materials management and logistics capabilities.

    o ADB extended its agreement with DBI Logistics and will integrate sourcing capabilities to the customer's on-line transportation marketplace.

    o The Company expanded its sales and marketing personnel in North America to support increased sales opportunities.

    o ADB announced the availability of Dyn@mic Buyer 2.0, an enhanced version of the Company's flagship sourcing solution.

Mr. Lymburner concluded: "Based on our current sales pipeline and increased customer demand for our asset lifecycle management solutions, we expect that ADB will achieve a sequential revenue increase of 10 to 20 percent in the second quarter of 2002. When coupled with ongoing cost-containment activities that continue to reduce our cash burn rate, we believe that the trend towards profitability is sustainable and realistic."

ADB Systems will hold a conference call at 9:00 a.m. (Eastern time) on April 25, 2002, to discuss its financial results as well as its projections for the upcoming quarter. Followers of ADB Systems are invited to listen to the call live over the Internet on the Investor Relations section of the Company's website at http://www.adbsys.com.
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About ADB Systems International Inc.
------------------------------------

ADB Systems International, formerly Bid.Com, delivers asset lifecycle management solutions that help companies source, manage and sell assets for maximum value. ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, chemicals, manufacturing and financial services. Current customers and partners include BP, GE Capital, Halliburton Energy Resources, HFK, Irish Permanent Finance, ShopNBC, and Skerman Group.

ADB has offices in Toronto (Canada), Stavanger (Norway), Tampa (U.S.), Dublin (Ireland), and London (U.K.). The company's shares trade on both the Nasdaq Stock Market (NASDAQ: ADBI), and the Toronto Stock Exchange (TSE: ADY).

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB's ("the Company") results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks

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ADB announces Q1 results/3

disclosed in the Company's Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

To receive additional information on ADB Systems International, please visit www.adbsys.com

Contacts:

At ADB Systems International
----------------------------
Joe Racanelli, Director of Marketing
Tel: (905) 672-7467  ext. 273
Fax: (905) 672-9928
E-mail: jracanelli@adbsys.com
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                            (financial tables follow)